Exhibit 99.1

Beamr Announces First Half 2023 Financial Results

Herzeliya, Israel, Aug. 01, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd (NASDAQ: BMR), a leading provider of video optimization solutions, today reported financial results for the six months ended June 30, 2023.

Sharon Carmel, Beamr CEO stated “Since the IPO, we shifted gears in building out our cloud-based SaaS solution based on our video optimization technology. We have been hiring and strengthening our team to meet our first milestone of launching the beta version of our SaaS video optimization solution that was released ahead of time in Q2 2023. We plan to continue releasing updates to our SaaS solution with additional capabilities that will include the already announced Nvidia acceleration and automation tools for large scale video optimization and we believe we are on time with a commercial launch in Q1 2024 as planned.”

First Half 2023 & Recent Highlights

●	Beamr teamed up with Wochit as a design partner for its upcoming SaaS offering.

●	NVIDIA Corporation released Video Codec SDK 12.1, including new APIs to support Beamr Content Adaptive Bit Rate (CABR) library, as part of the new Nvidia Encoder (NVENC) features enabling enhanced video processing use-cases on Nvidia GPUs.

●	Beamr released the first beta version of its video optimization service. Beamr’s new file-to-file optimization service aims to bring cutting-edge technology.

●	Beamr signed licensing agreement with TAG Video Systems, the world leader in software-based integrated IP Multiviewing, Probing, and Monitoring solutions, whereby TAG Video Systems plans to integrate Beamr’s cutting-edge Beamr 5 HEVC encoder into their flagship monitoring & visualization system.

●	Beamr closed its IPO on March 2, 2023, issuing 1,950,000 ordinary shares. Gross proceeds for the offering were approximately $7.8 million prior to deducting underwriting discounts and other offering expenses.

First Half 2023 Financial Results

●	Revenues increased by $0.027 million, or 2.9% to $0.955 million for the six months ended June 30, 2023, from $0.928 million for the six months ended June 30, 2022. The increase was primarily due to signing a new license agreement.

●	Cost of revenues were $0.05 million for the six months ended June 30, 2023 and 2022 with no material change during those periods.

●	Research and development expenses decreased by $0.087 million, or 8.7% to $0.912 million for six months ended June 30, 2023, from $0.999 million for the six months ended June 30, 2022. The decrease was mainly due to a decrease in salaries resulting from the termination of certain employees as the company focuses on building its new SAAS solution.

●	Selling and marketing expenses decreased by $0.271 million, or 57.9% to $0.197 million for the six months ended June 30, 2023, from $0.468 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in salaries resulting from the termination of certain employees and a decrease in professional fees related to marketing vendors.

●	General and administrative expenses increased by $0.427 million, or 114% to $0.8 million for the six months ended June 30, 2023, from $0.373 million for the six months ended June 30, 2022. The increase was primarily due to increased service provider expenses related to the Company becoming a public company listed on Nasdaq including increased legal, insurance and accounting expenses.

●	Finance income decreased by $0.044 million, or 33.6% to $0.087 million for the six months ended June 30, 2023, from $0.131 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment offset by discount expenses relating to a loan received from controlling shareholder, amortization of discount and accrued interest relating to a straight loan received from a commercial bank and a change in fair value of derivative warrant liability.

●	Net loss for the six months ended June 30, 2023 was $0.924 million or $0.10 basic net loss per ordinary share, compared to a net loss of $0.836 million, or $0.32 basic net loss per ordinary share, in the six months ended June 30, 2022. The increase in the net loss is attributed mainly to above change in the operating expenses.

●	Beamr ended the second quarter of 2023 with $6.2 million in cash and cash equivalents, compared to $0.7 million as of December 31, 2022.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com